September 16, 2021	Martin T. Schrier Direct Phone 305-704-5954 Direct Fax 786-220-0209 mschrier@cozen.com
VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re:	Global Crossing Airlines Group Inc.

Amendment No. 4 to Registration Statement on Form S-1

CIK No. 0001846084

Dear Ms. Majmudar:

On behalf of our client, Global Crossing Airlines Group Inc. (the “Company”), this letter sets forth the response of the Company to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 23, 2021, to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (CIK No. 0001846084) (the “Registration Statement”). The Registration Statement was filed with the Commission on August 27, 2021. For your convenience, the Staff’s comments have been set forth below in their entirety, with the Company’s response to a particular comment set out immediately beneath it in bold face type. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. This letter is being filed with the Commission with Amendment No. 4 to the Registration Statement (“Amendment No. 4”).

Summary of the Prospectus, page 1

1.

Please provide an updated organizational chart in your filing, including the ownership percentage held in each entity. In that regard, we note that the chart on page 10 does not appear to reflect the transaction with Kizoto, LLC, in which you issued shares of GlobalX Travel Technologies, Inc.

Response: The Company has revised its disclosure on page 10 in response to the Staff’s comment and added an updated organizational chart that includes GlobalX Travel Technologies, Inc.

Risk Factors

Delaware law and provisions in our certificate of incorporation and bylaws that will become effective upon the closing of this offering, page 29

2.	Please revise this risk factor to describe the provisions of your certificate of incorporation and bylaws that could adversely affect the price of your common stock.

200 South Biscayne Boulevard 30th Floor, Miami, FL 33131

305.704.5940    800.215.2137    305.704.5955 Fax    cozen.com

Anuja A. Majmudar

United States Securities and Exchange Commission

September 16, 2021

Response: The Company has revised its disclosure on page 29 to delete the referenced risk factor in response to the Staff’s comment. The Amended and Restated Certificate of Incorporation was filed previously, and the Amended and Restated Bylaws are filed with Amendment No. 4, but neither contains any additional provisions that discourage, delay, or prevent a change in control of our Company or changes in our management.

Selling Stockholders, page 89

3.

We note your disclosure regarding the number of shares of common stock outstanding, described to include shares of Class A non-voting common stock and shares of Class B non-voting common stock. Please revise to clarify whether the shares of common stock to be offered for resale under the registration statement are limited to ordinary shares of common stock, or whether they also include shares of Class A non-voting common stock and shares of Class B non-voting common stock.

Response: The Company has revised its disclosure on page 89 in response to the Staff’s comment to delineate whether the shares being offered for resale are ordinary shares of common stock, shares of Class A non-voting common stock or shares of Class B non-voting common stock

Exhibits

4.

Please file as exhibits to your registration statement the agreements entered into with Kizoto, LLC, the lease agreements for aircrafts entered into during the six months ended June 30, 2021, the premium finance agreement entered into on January 23, 2021 and the agreement with GEM to adjust the terms of the warrants, or tell us why you do not believe you are required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company has filed as exhibits:

•	the lease agreements for aircrafts entered into during the six months ended June 30, 2021,

•	the premium finance agreement entered into on January 23, 2021 and

•	the agreement with GEM to adjust the terms of the warrants.

With respect to the agreement between the Company and Kizoto, LLC, we do not believe filing is required pursuant Item 601(b)(10) of Regulation S-K as the total consideration paid for the intellectual property was approximately $50,000 (which we view as immaterial).

Anuja A. Majmudar

United States Securities and Exchange Commission

September 16, 2021

Thank you for your prompt attention to the Company’s response to the Staff’s comments to the Registration Statement. If you have any questions or comments regarding these responses or if you require any additional information, please feel free to contact Ryan Goepel, the Company’s Chief Financial Officer, at 786.751.8503, or me at 305.401.4199.

Sincerely,

/s/ Martin T. Schrier

Martin T. Schrier

cc:	Laura Nicholson, Esq., U.S. Securities and Exchange Commission

John Cannarella, Esq., U.S. Securities and Exchange Commission

Ryan Goepel, Global Crossing Airlines Group Inc.

Edward J. Wegel, Global Crossing Airlines Group Inc.

Jahan Islami, Esq., Cozen O’Connor